FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
May 6, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

Wimm-Bill-Dann Foods OJSC Announces Delisting

Moscow – May 6, 2011 –Wimm-Bill-Dann Foods OJSC (NYSE:  WBD) announced today that its Board of Directors has resolved to delist its American Depositary Shares (ADSs), each representing one-fourth of one ordinary share, par value 20 Russian rubles per share, from the New York Stock Exchange (NYSE), terminate the registration of the ordinary shares and ADSs with the U.S. Securities and Exchange Commission (SEC) under the U.S. Securities and Exchange Act of 1934, as amended (Exchange Act) and terminate the ADS deposit agreement, in each case after the completion of required legal steps.

The Board of Directors made the decision based on its assessment of, among other factors, the fact that there are fewer than 300 holders of record of its securities, the expectation that the number of record holders will further decrease after the expiration of the tender offer by Pepsi-Cola (Bermuda) Limited (PCBL) for all outstanding ADSs and ordinary shares, the expectation that the public float in the United States will decrease after completion of the tender offer, the expectation that the completion of the tender offer will trigger a right under Russian law that will either allow PCBL to acquire all remaining ordinary shares (including shares underlying ADSs) or will allow the remaining shareholders to put their shares to PCBL, which is expected to further reduce the number of holders of record of WBD securities, the availability of appropriate protection for its shareholders and for the investor community offered by the current Russian legal regime and the savings in costs and administrative efforts that would result from the termination of certain information reporting obligations pursuant to the Exchange Act.

WBD intends to delist the ADSs by filing Form 25 with the SEC on or about May 17, 2011 and expects that the last day of trading of the ADSs on the NYSE will be May 27, 2011.  Thereafter, the ADSs may continue to be traded on the over-the-counter market.  Concurrently with or following delisting, WBD intends to terminate the ADS facility by terminating the ADS deposit agreement between WBD and Deutsche Bank Trust Company Americas, the ADS depositary.  Subject to the timing and notice provisions of the ADS deposit agreement, following such termination, the ADSs would no longer be eligible for registration of transfer and the ADS depositary would cease to be required to distribute dividends and notices to holders of ADSs.  The ADS depositary will, however, deliver dividends and other distributions, if any, received after such termination with respect to the underlying ordinary shares upon surrender of the ADSs in exchange for the underlying ordinary shares and payment of any fees under the deposit agreement.  WBD also intends to deregister the ADSs and ordinary shares under the Exchange Act, thereby terminating its reporting obligations thereunder by filing Form 15 as soon as possible after delisting is effective.

WBD reserves the right, for any reason, to delay these filings or to withdraw them prior to their effectiveness, and to otherwise change its plans with respect to delisting, termination of the ADS deposit agreement, deregistration and termination of reporting requirements.

After delisting of the ADSs, WBD’s ordinary shares are expected to continue to trade for a period of time on the RTS Stock Exchange (RTS) and MICEX Stock Exchange (MICEX).  As previously announced, however, WBD intends to delist the ordinary shares from the RTS and exclude the ordinary shares from the list of securities admitted to trading on MICEX upon the closing of PCBL’s tender offer, if permitted under applicable law.  WBD will continue to be subject to Russian reporting, accounting, transparency and corporate governance standards unless it receives a waiver from the Federal Service on Securities Markets of the Russian Federation.  Information, if any, required to be made available pursuant to Rule 12g3-2(b) under the Exchange Act will be made available in English and Russian on WBD’s websites at www.wbd.com and www.wbd.ru, respectively.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 6, 2011	WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Dmitry V. Ivanov

		Name:	Dmitry V. Ivanov

		Title:	CEO, Wimm-Bill-Dann Foods OJSC